February 1, 2007

Stephen G. Krikorian
Branch Chief - Accounting
United States Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re: Chordiant Software, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Form 8-K Filed on February 9, May 4 and August 8, 2006
File No. 0-29357

Dear Mr. Krikorian:

Reference is made to your letter dated January 25, 2007 in which you request that we either respond within 10 business days to the comments contained therein or tell you when we will provide you a response. We intend to respond to the comments in the letter no later than February 19, 2007.

As you may know, Chordiant is in the process of restating its consolidated balance sheet as of September 30, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the fiscal periods ended September 30, 2005 and September 30, 2004, and each of the quarters in fiscal year 2005 and the first two quarters in fiscal year 2006. The decision to restate our consolidated financial statements was based on facts obtained by management and the results of an independent review into our stock option accounting that was conducted by the Audit Committee of the Board of Directors. We are in the process of finalizing our annual report on Form 10-K for the fiscal year ended September 30, 2006, and our quarterly report on Form 10-Q for the quarter ended June 30, 2006 and expect to file these reports no later than February 12, 2007, the final date of our extension from the NASDAQ Stock Market. If we do not meet that filing date, Chordiant’s stock is scheduled to be delisted by NASDAQ. We also intend to file our quarterly report on Form 10-Q for the quarter ended December 31, 2006 no later than February 14, 2007.

Our finance staff, our registered independent public accounting firm and our predecessor accounting firm are under enormous pressures to complete the work necessary to get these reports on file. Adding a response to the comments raised in the letter will risk Chordiant not being able to file these reports within the time frames noted above and therefore, we ask that you not object to our proposed response date of February 19, 2007. Chordiant is aware of its disclosure obligations imposed by Item 1B of Part I of Form 10-K.

Thank you for your consideration.

Very Truly Yours

/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer and Principal Accounting Officer